LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.LuseLaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2009	mlevy@luselaw.com

December 19, 2011

VIA EDGAR

Mr. John P. Nolan
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Berkshire Hills Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 9, 2011
File No. 000-51584

Dear Mr. Nolan:

We are in receipt of your letter dated November 22, 2011 providing comments on the referenced filing for Berkshire Hills Bancorp, Inc. (the “Company” or “BHLB”).  Berkshire’s responses are set forth below and are keyed to the staff’s comment letter.

The Company’s responses to the comment letter are noted below.  Each response is preceded by the Staff’s comments as numbered in the Staff’s letter.  To the extent determined to be appropriate, future filings will reflect disclosures that are consistent with these disclosures provided.  Italicized text reflects new disclosures added to the filings.

Mr. John P. Nolan
December 19, 2011

Form 10-Q for the quarterly period ended September 30, 2011

Consolidated Financial Statements

Consolidated Statements of Income, page 4

1.
Please revise your Consolidated Statements of Income in all future filings to present net interest followed by the provision for loan losses and a subtotal for net interest income after provision for loan losses before presenting non-interest and non-interest expense.  Refer to Article 9 of Regulation S-X.

RESPONSE:

The Company acknowledges that Article 9 of Regulation S-X permits the disclosure of the subject financial information in the Consolidated Statements of Income or the notes to the Consolidated Statements of Income.  The Company plans to continue to present the Consolidated Statements of Income in its present format.  In this format, we present total net revenue which is an important financial measure used by the Company and others in evaluating its financial performance.  This measure is prior to the provision for loan losses.  In all future filings, the Company will provide a new note to the Consolidated Statements of Income to present net interest followed by the provision for loan losses and a subtotal for net interest income after provision for loan losses.  This note was inadvertently omitted from the notes to the Consolidated Statements of Income in the subject Form.

Notes to Consolidated Financial Statements

Note 1.  General – Significant accounting policies – Acquired Loans, page 9

2.
We note your disclosure that management chose to increase the loan loss provision by $300 thousand in the third quarter in an effort to indirectly build a reserve for the Bank’s purchased loan portfolios into the allowance for loan loss.  Please tell us whether these loans were classified and accounted for under ASC 310-30 (loans acquired with deteriorated credit quality).  Also, tell us and enhance future filing disclosure to address the specific facts and circumstances related to the underlying credit performance of these newly acquired loans and your overall credit environment subsequent to the acquisitions of these portfolios and how these factors were considered in the determination of your periodic loan provision.

RESPONSE:

The $300 thousand loan loss provision related to loans which were not classified and accounted for under ASC 310-30.

For loans that were classified and accounted for under ASC 310-30, valuation allowances shall reflect only those losses incurred by the investor after acquisition—that is, the present value of all cash flows expected at acquisition that ultimately are not to be received as outlined in ASC 310-30-30-1. The loss accrual or valuation allowance recorded by the investor should reflect only losses incurred by the investor, rather than losses incurred by the transferor or the investor's estimate at acquisition of credit losses over the life of the loan. Therefore, an additional requirement to recognize a loss prescribed in ASC 450-20 (FAS 5) would not be applicable to loans falling under Subtopic ASC 310-30.  This guidance is specific to the valuation allowance prescribed for loans under the scope of ASC 310-30 and does not provide further guidance on the valuation allowance prescribed for loans that fall outside the scope of ASC 310-30.

Mr. John P. Nolan
December 19, 2011

Loans that the Company acquired in acquisitions are initially recorded at fair value with no carryover of the related allowance for credit losses. For loans that do not meet the ASC 310-30 criteria, the Company accretes interest income on a level yield basis using the contractually required cash flows.  Although these loans do not possess deteriorated credit quality since origination and are considered performing at the time of the acquisition, like most newly originated loans, they possess some level of inherent losses that are probable and estimable based on historic lending experience.  As amounts related to credit quality are accreted, an estimate of provision should be measured and applied to the allowance for loan losses for credit losses previously considered in the purchase discount if estimated loss results in a net book value less than current book value.  Therefore, the Company subjected loans that do not meet the ASC 310-30 criteria to ASC 450-20 (FAS 5) by collectively evaluating these loans for an allowance for loan loss.  The Company applied a methodology   similar to the methodology prescribed for originated loans, which includes the application of environmental factors to each category of loans.

The methodology to collectively evaluate the acquired loans outside the scope of ASC 310-30 includes the application of a number of environmental factors that reflect management’s best estimate of the level of incremental credit losses that might be recognized given current conditions.  This is reviewed as part of the quarterly allowance for loan loss adequacy analysis.  The analysis determines risk ratings for each environmental factor.  Risk factors are then added to adjust for the current state of the portfolio by environmental factor.  Note that the ASC 450-20 (FAS 5) adjustment is subsequent to and separate from the fair value adjustments recorded on each acquired loan outside the scope of ASC 310-30.  As the loan portfolio matures and environmental factors change, the loan portfolio will be reassessed each quarter to determine an appropriate reserve allowance.

The underlying credit performance of the loan portfolio is presented throughout the Loan footnote on the September 30, 2011 Form 10-Q and will continue to be so presented in future filings.  These tables include a summary of past due loans activity in the allowance for loan loss, summary of impaired loans and summary of non-accrual loans.  All of these tables present a summary of acquired loans, which allows the user of the financial statements to identify the credit performance of the acquired loan portfolio.  The Company placed reliance on the environmental factors noted above for the determination of a periodic loan provision.  The Company’s disclosures will be updated accordingly and will include any new developments, if applicable.

Mr. John P. Nolan
December 19, 2011

3.
Please tell us, and revise future filings to include, the carrying amount of loans that met the definition stipulated in ASC 310-30, loans that you analogized to ASC 310-30, and loans that do not meet the ASC 310-30 criteria for which the Company is accreting interest income on a level yield basis using the contractually required cash flows.

RESPONSE:

The Company categorized each loan as either meeting the definition stipulated in ASC 310-30 or loans that do not meet the ASC 310-30 criteria for which the Company is accreting interest income on a level yield basis using contractually required cash flows.  The Company did not apply ASC 310-30 by analogy to any portion of the acquired loan portfolio, therefore, this concept does not apply.  The loans that met the scope of ASC 310-30 are accounted for in accordance with ASC 310-30 as outlined in the Significant Accounting Policies section of the September 30, 2011 Form 10Q.  For loans that do not meet ASC 310-30 criteria, the Company accretes interest income on a level yield basis using the contractually required cash flows as outlined in the Significant Accounting Policies section of the September 30, 2011 Form 10Q.

The Company will update its disclosures in future filings to disclose the following:

The carrying amount of the acquired loans at September 30, 2011 totaled $730.7 million.  These loans consisted of loans determined to be impaired at the time of acquisition, which are accounted for in accordance with ASC Topic 310-30, with a carrying amount of $17.4 million and loans that were considered not impaired at the acquisition date with a carrying amount of $713.3 million.

The outstanding unpaid principal balance for all acquired credit impaired loans accounted for under ASC 310-30 loans as of September 30, 2011 was $31.4 million.

Note 3.  Acquisitions, page 12

4.	Please provide us with, and revise future filings to include, the following information as it relates to your acquisitions of Legacy Bancorp, Inc. and Rome Bancorp, Inc.:

•
In tabular format, the carrying amount of each balance sheet line item prior to the merger, the adjustment recorded during purchase accounting and the carrying amount of each balance sheet line item immediately after the merger.  Please separately present loans that met the criteria and are being accounted for in accordance with the ASC 310-30, loans that you analogized to ASC 310-30, and loans that are not accounted for under ASC 310-30 in this disclosure.

Mr. John P. Nolan
December 19, 2011

•
A robust discussion of how you identified loans to be accounted for under ASC 310-30, including a description of whether and if so, how you aggregated loans into pools for accretion and impairment testing purposes.  Identify the specific loan characteristics that were used for segregation and whether performing and nonperforming loans were separately segregated.

RESPONSE:

The Company elected to evaluate loans accounted for under ASC 310-30 on an individual basis for accretion and impairment testing purposes.  Therefore, the aggregation of loans into pools for accretion and impairment purposes and the identification of specific loan characteristics that were used for segregation do not apply.

The Company will update our disclosures in future filings to disclose the following:

The results of Rome’s operations are included in the Consolidated Statements of Income from the date of acquisition.  In connection with the merger, the consideration paid was recorded at fair value on the date of acquisition, as summarized in the following table in thousands, as of April 1, 2011.

Consideration Paid:	Amount
Berkshire Hills Bancorp common stock issued to Rome common stockholders	$55,419
Cash consideration paid to Rome common shareholders	22,683
Value of Rome stock previously purchased by Berkshire Hills	668
Cash consideration paid for Rome employee stock options	354
Total consideration paid	79,124
Fair Value of Net Assets Assumed including Identifiable Intangible Assets	62,781
Goodwill	$16,343

In connection with the merger, the assets acquired and the liabilities assumed were recorded at fair value on the date of acquisition, as summarized in the following table in thousands, as of Apri1 1, 2011.

	As Acquired	Fair Value Adjustments		As Recorded at Acquisition
Recognized Amounts of Identifiable Assets Acquired and (Liabilities Assumed), At Fair Value:
Cash and short term investments	$33,533	$-		$33,533
Investment securities	412	6	(a)	418
Loans	262,718	(5,114)	(b)	257,604
Federal Home Loan Bank common stock	3,571	-		3,571
Bank owned life insurance	9,908	-		9,908
Premises and equipment	5,375	(643)	(c)	4,732
Core deposit intangibles	-	4,820	(d)	4,820
Other assets	8,159	(440)	(e)	7,719
Deposits	(228,681)	(709)	(f)	(229,390)
Borrowings	(30,000)	-		(30,000)
Other liabilities	(3,880)	3,746	(g)	(134)
Total identifiable net assets	$61,115	$1,666		$62,781

Mr. John P. Nolan
December 19, 2011

The table above includes balances associated with discontinued operations.  Refer to Note 4 for further discussion of discontinued operations.

Explanation of Certain Fair Value Adjustments
(a)	The adjustment represents the write up of the book value of investments to their estimated fair value based on fair values on the date of acquisition
(b)
The adjustment represents the write down of the book value of loans to their estimated fair value based on current interest rates and expected cash flows, which includes an estimate of expected loan loss inherent in the portfolio.  Loans that met the criteria and are being accounted for in accordance with ASC 310-30 had a carrying amount of $5.7 million.  Non-Impaired Loans not accounted for under ASC 310-30 had a carrying value of $251.9 million.

(c)	The adjustment represents the write down of book value of premises and equipment to their estimated fair value at the acquisition date based on their appraised value
(d)
The adjustment represents the value of the core deposit base assumed in the acquisition.  The core deposit asset was recorded as an identifiable intangible asset and will be amortized over the average life of the deposit base.

(e)	The adjustment represents the write down of book value of other assets to their estimated fair value at the acquisition date.
(f)	The adjustment is necessary because the weighted average interest rate of deposits exceeded the cost of similar funding at the time of acquisition.
(g)	The adjustment represents the write down of book value of other liabilities to their estimated fair value at the acquisition date.

The results of Legacy’s operations are included in the Consolidated Statements of Income from the date of acquisition.  In connection with the merger, the consideration paid was recorded at fair value on the date of acquisition, as summarized in the following table in thousands, as of July 21, 2011.

Consideration Paid:	Amount
Berkshire Hills Bancorp common stock issued to Legacy common stockholders	$100,334
Cash consideration paid to Legacy common shareholders	10,043
Value of Legacy stock previously purchased by Berkshire Hills	5,616
Cash consideration paid for Legacy employee stock options	1,237
Option consideration paid for Legacy employee stock options	1,349
Contingent divestiture consideration recorded to Legacy common shareholders	1,146
Total consideration paid	119,725

Fair Value of Net Assets Assumed including Identifiable Intangible Asset	89,611
Goodwill	$30,144

Mr. John P. Nolan
December 19, 2011

In connection with the merger, the assets acquired and the liabilities assumed were recorded at fair value on the date of acquisition, as summarized in the following table in thousands, as of July 21, 2011.
	As Acquired	Fair Value Adjustment		As Recorded at Acquisition
Recognized Amounts of Identifiable Assets Acquired and (Liabilities Assumed), At Fair Value:
Cash and short term investments	$180,996	$-		$180,996
Investment securities	53,177	(340)	(a)	52,837
Loans	584,216	(18,367)	(b)	565,849
Bank owned life insurance	16,896	-		16,896
Premises and equipment	18,032	(29)	(c)	18,003
Core deposit intangibles	1,017	8,043	(d)	9,060
Other intangibles	2,124	1,588	(e)	3,712
Other assets	18,510	6,857	(f)	25,367
Deposits	(655,706)	(5,467)	(g)	(661,173)
Borrowings	(108,583)	(9,286)	(h)	(117,869)
Other liabilities	(4,067)	-		(4,067)
Total identifiable net assets	$106,612	$(17,001)		$89,611

The table above includes balances associated with discontinued operations.  Refer to Note 4 for further discussion of discontinued operations.

Explanation of Certain Fair Value Adjustments
(a)	The adjustment represents the write down of the book value of investments to their estimated fair value based on fair values on the date of acquisition
(b)
The adjustment represents the write down of the book value of loans to their estimated fair value based on current interest rates and expected cash flows, which includes an estimate of expected loan loss inherent in the portfolio.  Loans that met the criteria and are being accounted for in accordance with ASC 310-30 had a carrying amount of $18.3 million.  Non-Impaired Loans not accounted for under ASC 310-30 had a carrying value of $547.5 million.

(c)	The adjustment represents the write down of book value of premises and equipment to their estimated fair value at the acquisition date based on their appraised value
(d)
The adjustment represents the value of the core deposit base assumed in the acquisition.  The core deposit asset was recorded as an identifiable intangible asset and will be amortized over the average life of the deposit base.

Mr. John P. Nolan
December 19, 2011

(e)	The adjustment represents the value of other identifiable intangible assets assumed in the acquisition.
(f)	The adjustment represents the write up of book value of other assets to their estimated fair value at the acquisition date.
(g)	The adjustment is necessary because the weighted average interest rate of deposits exceeded the cost of similar funding at the time of acquisition.
(h)	The adjustment is necessary because the interest rate of fixed borrowings exceeded current interest rates on similar borrowings.

The Company will update our disclosures in future filings to disclose the following:

Acquired Loans Credit Quality Analysis

Upon acquiring a loan portfolio, our Internal Loan Review function undertakes the same process of assigning risk ratings as historical loans, which may differ from the risk rating policy of the predecessor company.  Loans which are rated Substandard or worse according to rating process outlined below are deemed to be credit impaired loans accounted for under ASC 310-30, regardless of whether they are classified as performing or non-performing.

The Bank utilizes a twelve grade internal loan rating system for each of its acquired commercial real estate, construction and commercial loans as outlined in the Credit Quality Information section of this Note.  The Company risk rates its residential mortgages, including 1-4 family and residential construction loans, based on a three rating system: Pass, Special Mention and Substandard.  Residential mortgages that are current within 59 days are rated Pass.  Residential mortgages that are 60 – 89 days delinquent are rated Special Mention.  Residential mortgages delinquent for 90 days or greater are rated Substandard.  Home equity loans are risk rated based on the same rating system as the Company’s residential mortgages.  Other consumer loans are rated based on a two rating system.  Other consumer loans that are current within 119 days are rated Performing while loans delinquent for 120 days or more are rated Non-performing. Non-performing other consumer loans are deemed to be credit impaired loans accounted for under ASC 310-30.

Mr. John P. Nolan
December 19, 2011

5.
As a related matter, please provide us with and revise your loans footnote in future filings to present separate ASC 310-30-50 disclosure for those loans that met the ASC 310-30 criteria and those that were analogized to ASC 310-30.

RESPONSE:

As discussed in the Company’s response to comment 4 above, there were no loans to which the Company applied  ASC 310-30 by analogy.  We will update our disclosures in future filings to disclose the following:

A)
Under the significant accounting policies section for Acquired Loans with Deteriorated Credit Quality, the Company will expand its disclosure in accordance with ASC 310-30-50-1, which requires a Company to describe how prepayments are considered in the determination of contractual cash flows expected to be collected.  The disclosure will read as follows:

For ASC 310-30 loans, the expected cash flows reflect anticipated prepayments, determined on a loan by loan basis based on the anticipated collection plan of these loans.  The expected prepayments used to determine the accretable yield shall be consistent between the cash flows expected to be collected and projections of contractual cash flows so as to not affect the nonaccretable difference.  For ASC 310-30 loans, prepayments result in the recognition of the nonaccretable balance as current period yield.  Changes in prepayment assumptions may change the amount of interest income and principal expected to be collected.

B)
ASC 310-30-50-2a requires a Company to disclose the carrying amount at the beginning and end of the period.  The carrying amount of ASC 310-30 loans at acquisition are disclosed in the Staff’s 4th comment listed above.  The outstanding balance and related carrying amount at the end of the period is included as part of the additional disclosures outlined in the Staff’s 3rd comment listed above.

ASC 310-30-50-2a also requires a Company to disclose the amount of accretable yield at the beginning and end of a period, reconciled for additions, accretion, disposals of loans, and reclassifications to or from nonaccretable differences during the period.  This rollforward, which includes ASC 310-30 Loans only, is included as part of the Company’s September 30, 2011 Form 10Q.

C)
ASC 310-30-50-2a also requires a Company to disclose the contractually required payments receivable, cash flows expected to be collected and fair value at acquisition date.  This disclosure has been included in the Loans footnote in the September 30, 2011 Form 10Q.  The disclosure includes the payments receivable, cash flows expected to be collected and fair value at acquisition date for all acquired loans.  In order to comply with requirements of ASC 310-30-50-2, the Company will update the disclosure to only include loans accounted for under ASC 310-30.  The disclosure will be as follows:

Information about the acquired loan portfolio subject to ASC 310-30 as of April 1, 2011 is as follows (in thousands):

ASC 310-30 Loans
Contractually required principal and interest at acquisition	$10,953
Contractual cash flows not expected to be collected (nonaccretable discount)	(4,880)
Expected cash flows at acquisition	6,073
Interest component of expected cash flows (accretable discount)	(411)
Fair value of acquired loans	$5,662

Mr. John P. Nolan
December 19, 2011

Information about the acquired loan portfolio subject to ASC 310-30 as of July 21, 2011 is as follows (in thousands):

ASC 310-30 Loans
Contractually required principal and interest at acquisition	$29,846
Contractual cash flows not expected to be collected (nonaccretable discount)	(8,371)
Expected cash flows at acquisition	21,475
Interest component of expected cash flows (accretable discount)	(3,142)
Fair value of acquired loans	$18,333

D)
ASC 310-30-2a also requires a Company to disclose the carrying amount at the acquisition date for loans acquired during the period and the carrying amount of all loans at the end of the period for loans within the scope of ASC 310-30 for which the income recognition model in this Subtopic is not applied in accordance with paragraph 310-30-35-3.  ASC 310-35-3 is dependent on having a reasonable expectation about the timing and amount of cash flows expected to be collected.  The Company has applied the income recognition model in accordance with paragraph 310-30-35-3.  Therefore, this disclosure does not apply to the Company as of the acquisition dates of both Legacy and Rome.

E)
Further, ASC 310-30-2b requires a Company to disclose any expense pursuant to paragraph 310-30-35-10(a), any reductions of the allowance recognized pursuant to paragraph 310-30-35-10(b)(1) for each period for which an income statement is presented, and the amount of allowance for uncollectible accounts at the beginning and end of the period.  As of September 30, 2011, there were no changes to the cash flows expected at acquisition for ASC 310-30 loans or changes to additional cash flows expected to be collected arising from changes in estimate after acquisition.  Therefore, there was no specific allowance for losses on these acquired loans.  The following disclosure will be added for future filings.

A decrease in the expected cash flows in subsequent periods requires the establishment of an allowance for loan losses at that time for ASC 310-30 loans. At September 30, 2011, there had not been such a decrease and therefore there was no allowance for losses on acquired loans under Subtopic ASC 310-30.

Mr. John P. Nolan
December 19, 2011

6.
Please tell us why the accretable yield associated with your acquisitions of Legacy Bancorp, Inc. and Rome Bancorp, Inc. as disclosed on pages 13 and page 22 summarizing activity in the accretable yield for the acquired loan portfolios of $3,553 and revise future filings as appropriate.

RESPONSE:

The accretable yield associated with our acquisitions of Legacy Bancorp, Inc. and Rome Bancorp, Inc. as disclosed on pages 13 and 15 totaling $10,230 includes the accretable yield for all acquired loans, which includes loans that met the definition stipulated in ASC 310-30 and loans that do not meet the ASC 310-30 criteria.  The accretable yield activity outlined on page 22 totaling $3,553 includes only the accretable yield associated with the ASC 310-30 loans.

The Company will update future filings and remain consistent in its disclosures by disclosing only the activity in the accretable yield for the acquired loan portfolios that met the definition stipulated in ASC 310-30 as these loans are subject to the disclosures within Subtopic ASC 310-30.  The disclosure outlined on page 22 will continue to disclose the accretable yield on ASC 310-30 loans.  The disclosures on page 13 and 15 will be updated to include only ASC 310-30 loans as these loans are subject to the disclosures within Subtopic ASC 310-30.  The following is the proposed disclosure for future filings:

Information about the acquired loan portfolio subject to ASC 310-30 as of April 1, 2011 is as follows (in thousands):

ASC 310-30 Loans
Contractually required principal and interest at acquisition	$10,953
Contractual cash flows not expected to be collected (nonaccretable discount)	(4,880)
Expected cash flows at acquisition	6,073
Interest component of expected cash flows (accretable discount)	(411)
Fair value of acquired loans	$5,662

Information about the acquired loan portfolio as of July 21, 2011 is as follows (in thousands):

ASC 310-30 Loans
Contractually required principal and interest at acquisition	$29,846
Contractual cash flows not expected to be collected (nonaccretable discount)	(8,371)
Expected cash flows at acquisition	21,475
Interest component of expected cash flows (accretable discount)	(3,142)
Fair value of acquired loans	$18,333

Mr. John P. Nolan
December 19, 2011

Note 7. Loans, page 21

7.
Please revise future filings to disclose both the balance of your allowance for loan losses and your recorded investment in financing receivables by impairment method (e.g. collectively evaluated, individually evaluated, acquired with deteriorated credit quality) for each loan portfolio segment.  Refer to ASC 310-10-50-11B(g) and (h) and the example disclosure in ASC 310-10-55-7 for guidance.

RESPONSE:

The proposed disclosure will be updated in accordance with the illustrative example in ASC 310-10-55-7 and include the Company’s recorded investment in financing receivables by impairment method for each portfolio segment.

8.
We note your disclosure on page 30 that as of September 30, 2011 the company had one commercial loan modification with a pre and post-modification recorded investment of $726 thousand and $177 thousand, respectively.  We also note your disclosure on page 11 of your December 31, 2010 Form 10-K that the total carrying value of accruing and non-accruing TDR loans was $8.0 million as of December 31, 2010 and was at least $17.8 million at December 31, 2009 given your disclosure that this was the amount of accruing TDRs at that point in time.  Please explain to us, in detail, the reasons for the decrease in troubled debt restructurings.

RESPONSE:

The disclosure on page 30 includes the financial effects of the modifications of loans that qualified as TDRs for the three and nine months ended September 30, 2011 required by ASC 310-10-50-33 and 34, which requires disclosures for each period in which a statement of income is presented. The introduction to the disclosure will be expanded in future filings to clearly indicate that the disclosure relates to TDRs classified during the periods ending quarter-to-date and year-to-date.  The Company is in compliance with the expanded disclosures outlined in ASU 2010-20 and will continue to include the expanded disclosures in future filings.

Mr. John P. Nolan
December 19, 2011

The total carrying value of TDR loans is not a disclosure required by generally accepted accounting principles and is therefore not included in the Company’s Consolidated Financial Statements.  In 2009 and 2010, the Company’s disclosures in Item 1 of the Form 10-K disclosed the carrying value of total TDR loans and of accruing TDR loans as of year-end.  The total carrying value of TDR loans was $31 million at year-end 2009.  This declined to $8 million at year-end 2010.  The balance at year-end 2009 was unusually elevated as a result of a loan initiative undertaken by the Company in the fourth quarter of 2009, wherein a number of commercial loan relationships were restructured into A/B loans, with the B loan charged off and the A loan restructured to a current market interest rate supported by established debt service payment streams.  After the beginning of the new fiscal year in 2010, many of these restructured A loans were removed from the TDR classification based on the market interest rate and proven payment history.  This included the reclassification of $15 million in accruing loans to remove the TDR classification and was based on guidelines for the TDR designation at that time.  The Company’s Form 10-Q for that quarter included the following discussion:  “Accruing loans designated as troubled debt restructurings decreased to $3 million from $18 million in the first quarter based on payment histories and market level risk adjusted loan interest rates. Most of the loans that were reclassified were loans restructured as part of the Company’s loan initiative in the prior quarter.”  The Company’s 2009 Form 10-K included the following discussion: “In order to reduce exposure to problems and potential problems, management took actions to reduce these exposures through loan modifications, loan sales, loan refinancings, and partial charge-offs. For a number of relationships, the Company negotiated loan restructurings to reduce certain borrowers’ debt service, while maintaining a charged-off component to preserve future recovery potential.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations Selected Financial Data, page 51

9.
Please revise future filings to include a discussion of how your accounting for acquired loans impacts your credit metrics and trends considering that you have reduced the carrying value of these loans to the fair value during purchase price accounting.  Specifically identify the credit metrics and trends most impacted and discuss the comparability between periods and with other institutions.  Additionally, in all of your credit quality disclosures, please revise future filings to clearly disclose if these loans are included, whether there is an associated allowance for loan losses, and quantify the associated amounts.

RESPONSE:

Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations Selected Financial Data, we currently provide four asset quality ratios.  In future filings, we intend to reduce these ratios to the ratio of net charge-offs/average loans and the ratio of the allowance for loan losses/total loans.  As a result of the impact of generally accepted accounting principles for acquired loans with deteriorated credit quality, measures relating to non-performing assets and non-accruing loans involve additional considerations which we believe are better addressed in the future in the narrative of Management’s Discussion and Analysis of Financial Condition and Results of Operations rather than in the table of Selected Financial Data.

Mr. John P. Nolan
December 19, 2011

For the two ratios that we continue to provide in this table, we will provide the following note below the table:

Note:  Generally accepted accounting principles require that acquired loans be recorded at fair value.  In 2011, the Company acquired loans as a result of its acquisitions of Rome and Legacy.  The accounting for the acquired loans is set forth in the Loan Note in the Consolidated Financial Statements in Item 8 of this report.  The fair value of acquired loans includes expected loan losses, and there is no loan loss allowance recorded for acquired loans at the time of acquisition.  Accordingly, the ratio of the loan loss allowance to total loans is reduced as a result of the existence of acquired loans, and this measure is not directly comparable to prior periods.  Similarly, net loan charge-offs are normally reduced for acquired loans since these loans are recorded net of expected loan losses.  Therefore, the ratio of net loan charge-offs to average loans is reduced as a result of the existence of acquired loans, and this measure is not directly comparable to prior periods.  Other institutions may have acquired loans, and therefore there may be no direct comparability of these ratios between and among other institutions.

When credit quality disclosures are made in Management’s Discussion and Analysis of Financial Condition and Results of Operations, we will revise future filings to clearly disclose if acquired loans are included, whether there is an associated allowance for loan losses, and quantify the associated amounts.

*  *  *  *

The Company duly acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John P. Nolan
December 19, 2011

We trust the foregoing is responsive to the Staff’s comments.  We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2009.

Very truly yours, /s/ Marc Levy Marc Levy

cc:	Kevin P. Riley, EVP and Chief Financial Officer, Berkshire Hills Bancorp, Inc.
Gordon Prescott, Esq., Berkshire Hills Bancorp, Inc.
Lawrence Spacassi, Esq.
Benjamin Phippen, Securities and Exchange Commission
PricewaterhouseCoopers LLP